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This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated August 8, 2003 and the related Letter of Transmittal, and any amendments or supplements to the Offer to Purchase or Letter of Transmittal. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance of offers to sell
             Shares would not be in compliance with the laws of that
             jurisdiction. In any jurisdiction where the securities,
               blue sky or other laws require the Offer to be made
               by a licensed broker or dealer, the Offer shall be
                deemed to be made on behalf of Greek Acquisition
                  Corporation by Bear, Stearns & Co. Inc., the
                  Dealer Manager of this Offer, or one or more
                     registered brokers or dealers licensed
                      under the laws of that jurisdiction.

                      NOTICE OF OFFER TO PURCHASE FOR CASH

                     ALL OUTSTANDING SHARES OF COMMON STOCK

                                       OF

                            MERCATOR SOFTWARE, INC.

                                       AT

                               $3.00 NET PER SHARE

                                       BY

                         ASCENTIAL SOFTWARE CORPORATION

                       THROUGH ITS WHOLLY OWNED SUBSIDIARY

                          GREEK ACQUISITION CORPORATION

     Ascential Software Corporation ("Ascential"), a Delaware corporation through its wholly owned subsidiary Greek Acquisition Corporation ("Purchaser"), a Delaware corporation, is offering to purchase any and all of the outstanding shares of common stock, par value $0.01 per share, (such shares together with the associated preferred stock or other rights issued pursuant to the Rights Agreement dated as of September 2, 1998, by and between the Company and The Bank of New York, as Rights Agent, as amended, are herein referred to as the Shares), of Mercator Software, Inc. a Delaware Corporation (the "Company") at a purchase price per share of $3.00 (the "Offer Price"), net to the Seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 8, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together, as they may be amended and supplemented from time to time, constitute the "Offer"). Following the Offer, Ascential and Purchaser intend to effect the merger described below.

     THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON MONDAY, SEPTEMBER 8, 2003, UNLESS THE OFFER IS EXTENDED.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of August 2, 2003 (the "Merger Agreement"), by and among Ascential, the Purchaser and the Company and is conditioned upon, among other things (i) there being validly tendered pursuant to the Offer and not withdrawn prior to the expiration of the Offer at least 51% of the outstanding Shares, on a fully diluted basis and (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, or any applicable foreign anticompetition law, having expired or terminated prior to the expiration of the Offer. The Offer is also subject to certain other conditions contained in the Offer to Purchase. See Section 1 -- "Terms of the Offer" and Section 14 -- "Conditions to the Offer" of the Offer to Purchase which describes in full the conditions to the Offer.

     Pursuant to the Merger Agreement, after the completion of the Offer and satisfaction or waiver, if permissible, of the conditions set forth in the Merger Agreement, the Purchaser will be merged with and into the Company (the "Merger") with the Company surviving the Merger. At the effective time of the Merger, each Share then outstanding (other than Shares held by Ascential, the Purchaser, the Company or any subsidiary of such person or Shares held by stockholders who have perfected dissenters' rights under Delaware law) will be canceled and converted only into the right to receive the Offer Price, without interest thereon.

     THE BOARD OF DIRECTORS OF THE COMPANY HAS (I) UNANIMOUSLY APPROVED AND ADOPTED THE MERGER AGREEMENT AND THE MERGER (II) DETERMINED THAT THE TERMS OF THE OFFER, THE MERGER AGREEMENT AND THE MERGER ARE ADVISABLE, FAIR TO, AND IN THE BEST INTERESTS OF THE STOCKHOLDERS OF THE COMPANY AND (III) UNANIMOUSLY RECOMMENDED THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     In connection with the Offer and the Merger, Ascential, Purchaser and certain directors, executive officers and officers of the Company, who collectively own approximately 6% of the outstanding Shares, entered into a Stock Tender Agreement (the "Stock Tender Agreement") dated as of August 2, 2003. The Stock Tender Agreement provides for the tender by such individuals of their Shares pursuant to the Offer, the grant by such individuals of an irrevocable proxy to officers of Purchaser to vote their Shares in favor of the Merger and the Merger Agreement and against any action or agreement that is contrary to the Merger Agreement, and the grant by each such individual to Purchaser of an option to purchase such individual's Shares in the event that individual fails to comply with the terms of the Stock Tender Agreement.

     In connection with the Offer and the Merger, Ascential, Purchaser and the Company entered into a Common Stock Option Agreement dated as of August 2, 2003 pursuant to which the Company has granted Purchaser an option (the "Option") to purchase up to 19.99% of the then outstanding Shares at a purchase price per share equal to the Offer Price if Purchaser has accepted and made payment for the Shares in the Offer and if following the exercise of the Option, Purchaser will own at least 90% of the then outstanding Shares.

     Pursuant to the terms of the Merger Agreement, (i) if all conditions to the Offer have not been satisfied or waived, Purchaser may extend the Offer three times for periods of ten business days each, (ii) if immediately prior to the Expiration Date of the Offer (as it may be extended), the Shares tendered and not withdrawn constitute less than 90% of the outstanding Shares (on a fully diluted basis), Purchaser may extend the Offer, on one or more occasions, for an aggregate period of not more than ten business days but if all conditions to the Offer have been satisfied, Purchaser may not extend the Offer beyond September 15, 2003, (iii) in addition, Purchaser may extend the Offer for any reason for up to two business days on up to three occasions but if all the conditions to the Offer have been satisfied, Purchaser may not extend the Offer beyond September 15, 2003; in each case without the consent of the Company. Purchaser may elect to provide a "subsequent offering period" for the Offer pursuant to Rule 14d-11 of the Exchange Act of 1934, as amended (the "Exchange Act"). A "subsequent offering period", if one is included, will be an additional period of time beginning after Purchaser purchased Shares tendered during the Offer, during which stockholders may tender, but not withdraw, their Shares and receive the Offer Price. The Expiration Date of the Offer is Monday, September 8, 2003 at 11:59 p.m., New York City time or such other date as the Offer is extended in accordance with the Offer to Purchase and applicable law.

     For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares properly tendered to the Purchaser and not withdrawn as, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser's acceptance for payment of such Shares. Payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering shareholders. Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making such payment.

     For Shares to be validly tendered pursuant to the Offer, either (i) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), together with any required signature guarantees, or in the case of a book-entry transfer, an Agent's Message (as described in the Offer to Purchase), and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase prior to the Expiration Date or prior to the expiration of any subsequent offering period, and either certificates for tendered Shares must be received by the Depositary at one of such addresses or such Shares must be delivered pursuant to the procedures for book-entry transfer set forth in the Offer to Purchase, in each case prior to the Expiration Date or prior to the expiration of any "subsequent offering period" or (ii) the tendering stockholder must comply with the guaranteed delivery procedures set forth in the Offer to Purchase.

     Except as otherwise provided in the Offer to Purchase, tenders of Shares are irrevocable. Shares tendered pursuant to the Offer may be withdrawn pursuant to the procedures set forth in the Offer to Purchase at any time prior to the Expiration Date or, if Purchaser has not agreed to accept your Shares for payment by October 6, 2003, at any time after such date until Purchaser accepts the Shares for payment. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase and must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates for Shares have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary, and unless such Shares have been tendered by an Eligible Institution (as defined in the Offer to Purchase), the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been delivered pursuant to the procedures for book-entry transfer any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares and otherwise comply with such Book-Entry Transfer Facility's procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered again by following one of the procedures described in the Offer to Purchase any time prior to the Expiration Date.

     All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion, which determination will be final and binding. None of the Purchaser, Ascential, the Depositary, the Information Agent, the Dealer Manager or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

     The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Stockholders should consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them, including the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and of changes in such tax laws. For a more complete description of certain U.S. federal income tax consequences of the Offer and the Merger, see Section 5 of the Offer to Purchase.

     The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

     The Company has provided the Purchaser with the Company's stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other relevant documents are being mailed promptly by the Purchaser to record holders of Shares, and will be furnished by the Purchaser to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list, or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares. If the list furnished by the Company included beneficial owners pursuant to Rule 14d-5(c)(1) of the Exchange Act, the materials will also be mailed directly to those beneficial owners.

     THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION. STOCKHOLDERS SHOULD READ THEM CAREFULLY BEFORE MAKING ANY DECISION REGARDING THE OFFER.

     Any questions or requests for assistance may be directed to the information agent at the telephone numbers and address set forth below. Additional copies of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Information Agent at the address and telephone numbers set forth below and will be promptly furnished by Ascential at its expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of Shares, stockholders are directed to contact the Depositary at the telephone numbers and addresses set forth in the Offer to Purchase.

                     The Information Agent for the Offer is:

                                (INNISFREE LOGO)
                                M&A INCORPORATED

                         501 Madison Avenue, 20th Floor
                            New York, New York 10022
                   STOCKHOLDERS CALL TOLL-FREE: (888) 750-5834
                 Banks and Brokers Call Collect: (212) 750-5833

                      The Dealer Manager for the Offer is:
                            BEAR, STEARNS & CO. INC.
                               383 Madison Avenue
                            New York, New York 10179
                         CALL TOLL-FREE: (866) 260-3054

August 8, 2003